March 17, 2021

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549 Attention: Ms. Cara Wirth

Re: ENGLOBAL CORP Registration Statement on Form S-3 File No. 333-252572

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ENGlobal Corporation (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-252572 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on March 19, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Mark Hess

Mark Hess
Chief Executive Officer